UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

CTO Realty Growth, Inc.

(Name of Issuer)

Common Stock, par value $1.00 per share

(Title of Class of Securities)

22948P103

(CUSIP Number)

December 31, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13G/A

CUSIP No. 22948P103	Page 2 of 8

1. Names of Reporting Persons. Dynasty Invest Ltd.
2. Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3. SEC Use Only
4. Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power -0-
6. Shared Voting Power 1,218,638

7. Sole Dispositive Power -0-

8. Shared Dispositive Power 1,218,638

9. Aggregate Amount Beneficially Owned by Each Reporting Person 1,218,638
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11. Percent of Class Represented by Amount in Row (9) 5.3%
12. Type of Reporting Person CO

Schedule 13G/A

CUSIP No. 22948P103	Page 3 of 8

1. Names of Reporting Persons. The MT Family Trust
2. Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3. SEC Use Only
4. Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power -0-
6. Shared Voting Power 37,680

7. Sole Dispositive Power -0-

8. Shared Dispositive Power 37,680

9. Aggregate Amount Beneficially Owned by Each Reporting Person 37,680
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11. Percent of Class Represented by Amount in Row (9) 0.2%
12. Type of Reporting Person OO

Schedule 13G/A

CUSIP No. 22948P103	Page 4 of 8

1. Names of Reporting Persons. Moris Tabacinic
2. Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3. SEC Use Only
4. Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power -0-
6. Shared Voting Power 1,256,318

7. Sole Dispositive Power -0-

8. Shared Dispositive Power 1,256,318

9. Aggregate Amount Beneficially Owned by Each Reporting Person 1,256,318
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11. Percent of Class Represented by Amount in Row (9) 5.5%
12. Type of Reporting Person IN

CUSIP No. 22948P103	Page 5 of 8

The following constitutes Amendment No.3 to the Schedule 13G filed by the undersigned on August 18, 2020, relating to the common stock, $1.00 par value (the “Common Stock”) of CTO Realty Growth, Inc. (the “Issuer”).

ITEM 1.

(a) Name of Issuer:

CTO Realty Growth Inc

(b) Address of Issuer’s Principal Executive Offices:

1140 N. Williamson Blvd, Suite 140, Daytona Beach, FL USA 32114

ITEM 2.

(a) Name of Person Filing:

(b) Address of Principal Business Office, or if None, Residence:

(c) Citizenship:

Dynasty Invest Ltd.

1111 Kane Concourse, Suite 210

Bay Harbor Islands, FL 33154

Place of Organization: British Virgin Islands

The MT Family Trust

1111 Kane Concourse, Suite 210

Bay Harbor Islands, FL 33154

Place of Organization: Delaware

Moris Tabacinic

1111 Kane Concourse, Suite 210

Bay Harbor Islands, FL 33154

Citizenship: United States

(d) Title of Class of Securities:

Common stock, par value $1.00 per share

(e) CUSIP Number:

22948P103

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SS.240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	[_]	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).
(b)	[_]	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	[_]	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

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(d)	[_]	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	[_]	An investment adviser in accordance with ss.240.13d-1(b)(1)(ii)(E);
(f)	[_]	An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F);
(g)	[_]	A parent holding company or control person in accordance with ss.240.13d-1(b)(1)(ii)(G);
(h)	[_]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	[_]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	[_]	Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).

ITEM 4. OWNERSHIP

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount Beneficially Owned:

As of the close of business on December 31, 2022:

Dynasty Invest Ltd. beneficially owned 1,218,638 shares of the issuer’s common stock, or 5.3% of the issuer’s common stock outstanding.

The MT Family Trust beneficially owned 37,680 shares of the issuer’s common stock, or 0.2% of the issuer’s common stock outstanding.

Moris Tabacinic may also be deemed beneficially owned 1,256,318 shares held by Dynasty Invest Ltd. and The MT Family Trust, or 5.5% of the issuer’s common stock outstanding. Moris Tabacinic is the President of Dynasty Invest Ltd. and the investment manager of The MT Family Trust. Mr. Tabacinic disclaims beneficial ownership of these shares, except to the extent of his pecuniary interest in such shares, if any.

(b) Percent of Class:

As of the close of business on December 31, 2022, Dynasty Invest Ltd., The MT Family Trust and Moris Tabacinic may be deemed to have beneficially owned 1,256,318 shares of the issuer’s common stock or 5.5% of the issuer’s common stock outstanding (see Item 4(a) above), which percentage was calculated based on 22,854,775 shares of the issuer’s common stock outstanding as of December 31, 2022 as reported in the issuer’s press release dated January 4, 2023.

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Not applicable.

CUSIP No. 22948P103	Page 7 of 8

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

Not applicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

See Exhibit I.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP

Not applicable.

ITEM 10. CERTIFICATIONS

By signing below each of the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

CUSIP No. 22948P103	Page 8 of 8

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 10, 2023

DYNASTY INVEST LTD.

By:	/s/ Moris Tabacinic
Name:	Moris Tabacinic
Title:	President

THE MT FAMILY TRUST

By:	J.P. Morgan Trust Company of Delaware, Trustee

By:	/s/ Meghan Ebeid
Name:	Meghan Ebeid
Title:	Vice-President

/s/ Moris Tabacinic
Name: Moris Tabacinic

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.